Exhibit 99.10

Red White & Bloom Reports Financial Results for Second Quarter 2022 and Six Months Ended June 30th 2022

-	Q2 2022 revenue increased 225% to CDN $27.4 million, vs CDN $12.2 million in Q2 2021[1]

-	Revenue for the 6 months ended June 30th 2022 increased 235% to CDN $55.4 million from CDN $23.6 million with Gross Margin excluding biological assets of $16.1 million[1]

-	Executed agreements for much anticipated PV licensed product for distribution in two high potential states

-	Paid down CDN $51.7m of debt and eliminated CDN $6.2m of annual interest expense

TORONTO, August 30, 2022, (GLOBE NEWSWIRE) -- Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is pleased to report it has filed its 2022 second quarter financial statements and related Management's Discussion and Analysis and is providing certain Q2, 2022 financial results and select subsequent events:

Management Commentary:

Brad Rogers, CEO and Chairman stated, “Q2 saw another significant improvement over 2021 in revenue and marked our first full quarter with operational control in Michigan of the newly acquired retail assets. This quarter we began to rationalize SKU management at our 8 operating dispensaries in Michigan, discounted and discontinued non-performing SKUs to optimize sales velocity and revenue per square foot.

As I mentioned in my last update, Michigan continues to see significant price compression within the wholesale industry. As such we have responded with substantial operational improvements and have leveraged our purchasing power to further reduce our average cost per unit while increasing unit sales with our Platinum Vape (“PV”) branded product line. In Michigan, June was an incredibly strong month as we moved aggressively to expand shelf space and ended up with a record month for units sold, further fortifying Platinum as the leading brand in Michigan.

RWB executed its first third party license deal for Massachusetts and Missouri, with initial packaging being ordered in Q3 as our partners prepare for their launch.

In Florida, we opened our Daytona store mid-Q2 and brought our St. Petersburg store online in Q3 and both are off to a very strong start. RWB has also started construction of its Hollywood and Miami Beach locations, while further adding to our retail portfolio with a new Clearwater store. This will double our footprint in the state and see us in the black once fully operational later this year.”

Rogers continued, “On the finance front, Q2 includes the financial reporting of the elimination of over $50 million of our credit facility. We continue to streamline the operation to reduce our overall operational costs. With the first half of 2022 now behind us, we are committed to driving profitable growth throughout the organization through disciplined execution as we set our eyes to achieving positive EBITDA by the end of this fiscal year.”

Certain highlights for Q2 2022 and subsequent events:

•	Q2 2022, is the first full quarter the company operated the PharmaCo assets. The company has begun implementing certain operational changes and expects to see improved operating results in the second half of 2022.

•	In April 2022, the Company closed on the sale of its Granville, Illinois greenhouse, associated real estate and certain greenhouse equipment to New Branches LLC of California, an arm’s length purchaser, for a total cash purchase price of $56.1 million (US$ 44.5 million). In connection with the closing, the Company repaid its secured lender $51.7 million from the proceeds and certain other accrued liabilities totaling approximately $3.8 million. The repayment represented approximately 80% of the outstanding balance due to its secured lender and eliminates $6.2 million of annual interest expense for the Company. In addition, the Company was able to aggressively continue to pivot to an asset-light, brand rich, model in the State of Illinois and will no longer pursue its own THC license through its previously announced definitive agreement to acquire a cultivation license in Shelbyville, Ill. It is anticipated that all Illinois operations for the Company shall be reduced to a sales and marketing initiative focusing on distribution of its PV branded product portfolio going forward, which will provide the Company with significant annualized operating cost reductions.

•	On June 15, 2022, RWB entered in an agreement with C3 Industries to license the PV brand in Missouri and Massachusetts.

Select Financial Highlights for the Second Quarter of 2022

The Company recorded its operations in Illinois, Mid-American Growers, Inc., (“MAG”) as discontinued operations, accordingly the results of operations for the second quarter and six months ended June 30th, 2022 exclude the operations from MAG.

Revenue from continuing operations of $27.4 million is related to Cannabis vape product sales generated by PV California, revenue generated by PV Michigan, PharmaCo operations, and Cannabis product sales generated by RWB Florida operations

For the three months ended June 30, 2022 cost of sales increased $21.6 million and for the six months ended June 30, 2022 cost of sales increased $35.1 million. The increase in cost of sales is attributed to the increase in sales, generated by PV California, RWB Florida and PharmaCo operations. Included in gross profit is the fair value adjustment on biological assets. The three months ended June 30, 2022, gross profit decreased $3.4 million due to lower cost of sales being incurred during the same period in 2021 and higher unrealized fair value for biological assets being booked during the same period in 2021. For the six months ended June 30, 2022, gross profit was $1.6 million lower than the same period in 2021 primarily due to higher cost of sales partially offset by higher revenue.

For the three months ended June 30, 2022, operating expenses of $13.3 million were $1.3 million lower than the prior year. Operating expense decrease is attributed to a reduction of share based compensation and management’s continued focus to reduce operating costs while expanding its asset light operating strategy partially offset by higher expenses associated with increased level of business activity.

For the three months ended June 30, 2022, net loss from continuing operations of $16.9 million was $11.8 million higher than the same period during the prior year due to the lower gross profit and elimination of the revaluation items. Adjusted EBITDA loss of $7.1 million was $11.6 million higher than the prior year due to the lower gross profit associated with expansion of the platinum vape business, startup of operations in Florida and SKU rationalization in Michigan combined with higher general and administration costs.

For additional details on the Company’s financial results please access the Company’s filings at: www.SEDAR.com

1Operations in Illinois, Mid-American Growers, Inc, (“MAG”) have been recorded as discontinued operations, accordingly the results of operations for 2020 and 2021 exclude the operations from MAG.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, and Michigan.

For more information about Red White & Bloom Brands Inc., please contact:

Brad Rogers, CEO and Chairman

604-687-2038

IR@RedWhiteBloom.com

Visit us on the web: https://www.redwhitebloom.com/

Follow us on social media:
Twitter: @rwbbrands
Facebook: @redwhitebloombrands
Instagram: @redwhitebloombrands

Neither the CSE nor its Regulation Services Provider (as that term is defined in the policies of the CSE) accepts responsibility for the adequacy or accuracy of this release.

FORWARD LOOKING INFORMATION

This press release contains forward-looking statements and information that are based on the beliefs of management and reflect the Company’s current expectations.  When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information.  There is no assurance that these transactions will yield results in line with management expectations. Such statements and information reflect the current view of the Company with respect to risks and uncertainties that may cause actual results to differ materially from those contemplated in those forward-looking statements and information.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following risks: risks associated with the implementation of the Company’s business plan and matters relating thereto, risks associated with the cannabis industry, competition, regulatory change, the need for additional financing, reliance on key personnel, market size, and the volatility of the Company’s common share price and volume.  Forward-looking statements are made based on management’s beliefs, estimates and opinions on the date that statements are made, and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change.  Investors are cautioned against attributing undue certainty to forward-looking statements.

There are a number of important factors that could cause the Company’s actual results to differ materially from those indicated or implied by forward-looking statements and information.  Such factors include, among others, risks related to the Company’s proposed business, such as failure of the business strategy and government regulation; risks related to the Company’s operations, such as additional financing requirements and access to capital, reliance on key and qualified personnel, insurance, competition, intellectual property and reliable supply chains; risks related to the Company and its business generally; risks related to regulatory approvals. The Company cautions that the foregoing list of material factors is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. The Company has assumed a certain progression, which may not be realized.  It has also assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. While the Company may elect to, it does not undertake to update this information at any particular time.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS PRESS RELEASE REPRESENTS THE EXPECTATIONS OF THE COMPANY AS OF THE DATE OF THIS PRESS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE.  READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE THE COMPANY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.